                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                   FORM 11-K

/X/   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

          For the period ended December 31, 1999

                                      or

/ /   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934
          For the transition period from ________ to ________


                            Commission file number:
                                    0-14643

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                         KENT ELECTRONICS CORPORATION
              TAX-DEFERRED SAVINGS AND RETIREMENT PLAN AND TRUST


  B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

                         KENT ELECTRONICS CORPORATION
                             1111 Gillingham Lane
                            Sugar Land, Texas 77478

                         KENT ELECTRONICS CORPORATION
                                 TAX-DEFERRED
                     SAVINGS AND RETIREMENT PLAN AND TRUST

                             FINANCIAL STATEMENTS

                          December 31, 1999 and 1998

                               TABLE OF CONTENTS
                               -----------------

                                                                            Page
                                                                            ----
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS........................     3

FINANCIAL STATEMENTS

   STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS...................     5

   STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS........     6

   NOTES TO FINANCIAL STATEMENTS..........................................     7

SUPPLEMENTAL SCHEDULES

   LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES ON
     DECEMBER 31, 1999....................................................    13

   LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS.........................    14

              Report of Independent Certified Public Accountants
              --------------------------------------------------


To the Plan Committee
of the Kent Electronics Corporation Tax-Deferred Savings and Retirement Plan and Trust


     We have audited the accompanying statements of net assets available for plan benefits of the Kent Electronics Corporation Tax-Deferred Savings and Retirement Plan and Trust (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented to comply with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



Houston, Texas
June 16, 2000

                         Kent Electronics Corporation
              Tax-Deferred Savings and Retirement Plan and Trust

             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                 December 31,

                                                         1999         1998
                                                      -----------  -----------
ASSETS
 Investments:
  At fair value
   Cash equivalents                                   $12,335,443  $ 1,018,690
   Corporate stocks                                    18,953,184    8,754,660
   Mutual funds                                                 -    6,706,496
   Participant loans receivable                         1,153,106    1,085,602
                                                      -----------  -----------
                                                       32,441,733   17,565,448
  At contract value
   Investment contracts                                         -    1,143,430
                                                      -----------  -----------
     Total investments                                 32,441,733   18,708,878
 Employer and participant contributions receivable        550,817      427,401
                                                      -----------  -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                $32,992,550  $19,136,279
                                                      ===========  ===========




The accompanying notes are an integral part of these statements.

                         Kent Electronics Corporation

              Tax-Deferred Savings and Retirement Plan and Trust


        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                            Year ended December 31,




                                                1999          1998
                                             -----------  ------------
Additions to net assets attributed to:
 Investment income
   Net appreciation of investments           $ 9,179,321  $         -
   Interest and dividend income                1,060,146      729,757
                                             -----------  -----------
                                              10,239,467      729,757
 Contributions
   Participant contributions                   5,193,777    4,848,226
   Employer contributions                      1,615,064    1,411,881
                                             -----------  -----------
                                               6,808,841    6,260,107
                                             -----------  -----------
     Total additions                          17,048,308    6,989,864
Deductions from net assets attributed to:
 Net depreciation of investments                       -    7,268,860
 Benefits paid to participants                 3,058,334    3,344,408
 Administrative expenses                         133,703      102,146
                                             -----------  -----------
     Total deductions                          3,192,037   10,715,414
                                             -----------  -----------
     Net increase (decrease)                  13,856,271   (3,725,550)
Net assets available for plan benefits:
 Beginning of year                            19,136,279   22,861,829
                                             -----------  -----------
 End of year                                 $32,992,550  $19,136,279
                                             ===========  ===========



The accompanying notes are an integral part of these statements.

                         Kent Electronics Corporation

              Tax-Deferred Savings and Retirement Plan and Trust


                         NOTES TO FINANCIAL STATEMENTS
                          December 31, 1999 and 1998



NOTE A - DESCRIPTION OF PLAN


 The following brief description of the Kent Electronics Corporation Tax-Deferred Savings and Retirement Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.


 1.   General
      -------

 The Plan is a 401(k) savings and profit sharing plan which was adopted March 30, 1987 for officers and employees of Kent Electronics Corporation and subsidiaries (the Company). The Plan is generally subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The purpose of the Plan is to allow participants to make elective contributions to be treated as deferred compensation for income tax purposes and for the Company to make elective contributions as a retirement vehicle for employees.


 2.   Eligibility
      -----------

 Participation in the Plan is voluntary. Membership in the Plan is available to all employees of the Company who have attained the age of 21 years and have completed six months of service.


 3.   Trustee
      -------

 The Smith Barney Corporate Trust Company has been designated and appointed as Trustee of the Plan. The Trustee maintains all assets of the Plan in safekeeping.

 Effective January 1, 2000, the Trustee was changed to PW Trust Company. In preparation for the change, all funds held by Smith Barney (excluding the Company's common stock) were liquidated as of December 31, 1999.


 4.   Employee Elective Contributions
      -------------------------------

 Participants may contribute from 1% up to 12% of their earnings as elective contributions. The maximum amount of employee deferral contribution which may be made by a participant is subject to certain limitations.

 5.   Employer Thrift Matching Contributions
      --------------------------------------

 The Company shall contribute to the Plan's trust (as a thrift contribution) an amount equal to one hundred percent (100%) of the employee elective contribution up to a maximum of three percent (3%) of eligible compensation. Such contribution is invested in the Company's common stock. The maximum amount of employer matching contributions is subject to certain limitations.

                         Kent Electronics Corporation

              Tax-Deferred Savings and Retirement Plan and Trust


                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                          December 31, 1999 and 1998



NOTE A - DESCRIPTION OF PLAN - Continued

 6.   Employer Profit Sharing Contributions
      -------------------------------------

 The Company may contribute (from its net income or accumulated earnings and profit) to the Plan's trust such amount representing a profit sharing contribution, if any, as determined by the Board of Directors of the employer. Such contribution is invested in the Company's common stock. The maximum amount of employer profit sharing contributions is subject to certain limitations.


 7.   Allocations
      -----------

 Each account that is in existence on the valuation date will be credited or charged with its pro rata portion of the income/loss of the Plan. Profit sharing contributions are to be allocated based upon the ratio of each participant's compensation to total compensation of all eligible participants.


 8.   Vesting Schedule
      ----------------

 A participant's thrift matching and profit sharing accounts vested percentage will be determined in accordance with the following table:

          Years of Vesting Service             Vested Percentage
          ------------------------             -----------------


          Less than 2 years                             0%
                2 years                                40%
                3 years                                60%
                4 years                                80%
                5 years or more                       100%


 Participant contributions vest immediately.


 9.   Benefits
      --------

 The Plan provides for various benefits to participants who have fulfilled or met the following requirements:

 Normal Retirement - Participants of the Plan who retire on or after their
 -----------------
 normal retirement dates (the first day of the month on or after which the participant reaches normal retirement age of 65) will receive the full value of their account in accordance with terms set forth in the Plan.

                         Kent Electronics Corporation

              Tax-Deferred Savings and Retirement Plan and Trust


                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                          December 31, 1999 and 1998


NOTE A - DESCRIPTION OF PLAN - Continued

 Early Retirement - Participants who are fifty-five (55) or more years of age,
 ----------------
 but who have not attained normal retirement date and who have completed five
 (5) years of participation in the Plan may retire and receive the full value of their account in accordance with terms as set forth in the Plan.

 Disability - If participants become totally and permanently disabled, they will
 ----------
 be paid the full value of their account in accordance with terms as set forth in the Plan.

 Death - If participants in the Plan die, their beneficiary will be paid the
 -----
 full value of their account in accordance with terms as set forth in the Plan.

 Termination - If participants terminate their employment with the Company for
 -----------
 any reason other than retirement, total and permanent disability, or death, they will be paid the vested value of their account in accordance with terms as set forth in the Plan.


 10.   Forfeitures
       -----------

 Participant's forfeited amounts of employer thrift matching or profit sharing contributions due to termination are used to reduce subsequent employer contributions.


 11.   Administrative Expenses
       -----------------------

 Administrative expenses are paid directly by the Plan.


 12.   Top-Heavy Plan Provisions
       -------------------------

 In the event the Plan should be Top-Heavy for any plan year, as defined by Internal Revenue Code Section 401(a), provisions are set forth in the Plan to remedy such condition.


 13.   Participant Loans Receivable
       ----------------------------

 Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans Fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus one percent as of the beginning of the month in which the loan was made. Principal and interest is paid through equal payroll deductions each pay period.

                         Kent Electronics Corporation

              Tax-Deferred Savings and Retirement Plan and Trust


                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                          December 31, 1999 and 1998


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


 A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.


 1.   Basis of Accounting
      -------------------

 The accompanying financial statements are presented on the accrual basis of accounting.


 2.   Valuation of Investments
      ------------------------

 Investments are stated at their fair market value, as determined by quoted market prices, except for investment contracts, which are valued at contract value (Note B3).

 Unrealized appreciation or depreciation of fair market values of investments held at year end and gain or loss on sale of investments during the year are determined using the basis of the applicable investment at the beginning of the year or purchase price, if acquired during the year.


 3.   Investment Contracts
      --------------------

 The Plan has invested in a fund, Capital Preservation Fund, made up of a portfolio of guaranteed investment contracts with insurance companies, having an average maturity between 2.5 to 3.5 years. The contracts are included in the financial statements at contract value, which approximates fair value, as reported to the Plan by the Trustee.


 4.   Termination of Plan
      -------------------

 The Company expects to continue the Plan indefinitely, but reserves the right to change it from time to time, or to terminate it if necessary. A change or termination cannot take away a vested right to Plan benefits resulting from contributions made before the change or termination.

 5.   Use of Estimates
      ----------------

 In preparing the financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

                         Kent Electronics Corporation

              Tax-Deferred Savings and Retirement Plan and Trust


                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                          December 31, 1999 and 1998


NOTE C - INVESTMENTS

 The following presents investments that represent 5 percent or more of the Plan's net assets at December 31:

                                                   1999                   1998
                                              --------------        ----------------
Smith Barney Money Funds
   Cash Portfolio                             $12,335,443             $ 1,018,690
Kent Electronics Corporation
   Common Stock *                              18,953,184               8,754,660
Capital Preservation Fund                               -               1,143,430
Investment Company of America                           -               3,276,700
Growth Fund of America                                  -               1,491,312
Participant Loans                               1,153,106               1,085,602

---------
* Nonparticipant-directed


 The Plan's investments (including realized and unrealized gains and losses) appreciated in value by $9,179,321 during the year ended December 31, 1999 and depreciated by $7,268,860 during the year ended December 31, 1998, as follows:

                                                1999                    1998
                                            -----------             -----------
Corporate stocks                            $ 8,168,720             $(7,822,782)
Mutual funds                                    942,362                 494,013
Investment contracts                             68,239                  59,909
                                            -----------             -----------
                                            $ 9,179,321             $(7,268,860)
                                            ===========             ===========

NOTE D - NONPARTICIPANT-DIRECTED INVESTMENTS

 The following provides information about the significant components of the changes in net assets relating to the Plan's nonparticipant-directed investments for the years ended December 31:

                                                                         1999                    1998
                                                                      -----------             -----------
Participant contributions                                             $ 1,939,425             $ 2,629,969
Employer contributions                                                  1,609,705               1,406,706
Interest and dividend income                                               38,199                  23,259
Net appreciation (depreciation) of investments                          8,168,720              (7,822,782)
Benefits paid to participants                                          (1,763,044)             (2,514,326)
Transfers (to) from participant-directed investments                     (729,239)                504,761
Administrative expenses                                                   (73,603)                (66,880)
                                                                      -----------             -----------
                                                                      $ 9,190,163             $(5,839,293)
                                                                      ===========             ===========

NOTE E - INSURANCE

 The Plan is categorized as a defined contribution plan under the Internal Revenue Code and, accordingly, the Plan is not insured by the Pension Benefit Guaranty Corporation.

NOTE F - INCOME TAX STATUS

 The Internal Revenue Service has determined and informed the Company by a letter dated September 28, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                            SUPPLEMENTAL SCHEDULES

                          Kent Electronics Corporation

               Tax-Deferred Savings and Retirement Plan and Trust
                          (EIN 74-1763541, Plan #001)

           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               December 31, 1999



                                            Number of             Cost at             Current value
                                              units          December 31, 1999      December 31, 1999
                                            ---------        -----------------      -----------------
*Smith Barney Money Funds
    Cash Portfolio                         12,335,443              $12,335,443            $12,335,443

*Kent Electronics Corporation
    Common Stock                              833,107               10,104,688             18,953,184

Participant loans (Interest rates
     ranging from 8.75% to 9.50%)                   -                1,153,106              1,153,106
                                                                   -----------            -----------

                                                                   $23,593,237            $32,441,733
                                                                   ===========            ===========

*Indicates party in interest

                         Kent Electronics Corporation

              Tax-Deferred Savings and Retirement Plan and Trust
                          (EIN 74-1763541, Plan #001)


                LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                         Year ended December 31, 1999


                                                Purchase        Selling         Cost of       Net
        Identity                    Shares        price          price*         assets      gain/loss
        --------                 ----------    -----------    -----------    -----------   -----------
Kent Stock Fund
 Purchases (9 transactions)         206,467    $ 2,982,138    $         -    $         -   $         -
 Sales (37 transactions)             60,000              -        922,648*       694,989       227,659

Capital Preservation Fund
 Purchases (28 transactions)         23,277        354,856              -              -             -
 Sales (54 transactions)            100,942              -      1,566,525      1,428,711       137,814

Investment Company of
 America Fund
 Purchases (84 transactions)         46,073      1,493,578              -              -             -
 Sales (39 transactions)            151,627              -      4,856,569      4,072,728       783,841

Growth Fund of America
 Purchases (73 transactions)         57,164      1,511,942              -              -             -
 Sales (38 transactions)            123,740              -      3,500,419      2,798,235       702,184

Euro Pacific Growth Fund
 Purchases (48 transactions)         10,754        367,122              -              -             -
 Sales (40 transactions)             33,916              -      1,365,654        997,629       368,025

Capital World Growth & Income
 Purchases (62 transactions)         16,076        442,323              -              -             -
 Sales (44 transactions)             38,720              -      1,122,819      1,006,791       116,028

Income Fund of America
 Purchases (54 transactions)         22,170        376,008              -              -             -
 Sales (40 transactions)             49,762              -        783,090        861,075       (77,985)

Money Market
 Purchases (356 transactions)    19,316,269     19,316,269              -              -             -
 Sales (401 transactions)         8,257,656              -      8,257,656      8,257,656             -

*For distributions in kind, selling price represents the fair market value at the date of distribution.

                                  SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    KENT ELECTRONICS CORPORATION
                                    TAX-DEFERRED SAVINGS AND
                                    RETIREMENT PLAN AND TRUST
                                     (Name of Plan)


Date:  June 27, 2000                /s/ Stephen J. Chapko
                                    ----------------------------------
                                    Stephen J. Chapko
                                    Secretary of the Plan Administration
                                    Committee